8/23

05011221

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gallery Resources Ltd

*CURRENT ADDRESS

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2877 FISCAL YEAR 2-28-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/15/05

FILE # 82-2877

AR/S
2-28-05

GALLERY RESOURCES LIMITED

REPORT AND FINANCIAL STATEMENTS

February 28, 2005 and February 29, 2004

#82-28711

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Gallery Resources Limited

We have audited the balance sheets of Gallery Resources Limited as at February 28, 2005 and February 29, 2004 and the statements of operation, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
June 28, 2005

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

#82-2877

GALLERY RESOURCES LIMITED
BALANCE SHEETS
February 28, 2005 and February 29, 2004

ASSETS	2005	2004
Current		
GST receivable	$ 59,197	$ 11,431
Due from related party – Note 7	-	16,824
Prepaid expenses and deposits	128,600	263,481
	187,797	291,736
Project deposit – Note 4	3,500	3,500
Equipment – Notes 5 and 12	43,432	203,041
Resource properties – Note 6 and Schedule 1	2,545,338	1,887,198
	$ 2,780,067	$ 2,385,475
LIABILITIES		
Current		
Bank indebtedness	$ 45,481	$ 13,472
Accounts payable and accrued liabilities – Note 7	344,065	249,078
	389,546	262,550
SHAREHOLDERS' EQUITY		
Share capital – Notes 8 and 12	25,590,483	23,930,483
Contributed surplus – Note 8	539,400	278,000
Deficit	(23,739,362)	(22,085,558)
	2,390,521	2,122,925
	$ 2,780,067	$ 2,385,475

Nature and Continuance of Operations – Note 1
Commitments – Notes 6, 8 and 11
Subsequent Events – Notes 8 and 12

APPROVED BY THE DIRECTORS:

"Bruce Costerd" Director *"Brian Cawley"* Director

SEE ACCOMPANYING NOTES

#82-2871

GALLERY RESOURCES LIMITED
STATEMENTS OF OPERATIONS
for the years ended February 28, 2005 and February 29, 2004

	2005	2004
Administrative expenditures		
Advertising and promotion – Note 7	$ 120,825	$ 92,376
Amortization	2,594	3,216
Automotive and travel – Note 7	85,760	37,285
Office and miscellaneous – Note 7	163,257	164,082
Professional fees – Note 7	64,768	80,806
Stock-based compensation – Note 8	261,400	278,000
Wages and benefits – Note 7	728,763	939,860
Loss from operations before other items	(1,427,367)	(1,595,625)
Other items:		
Interest income	66	587
Loss on sale of equipment	(30,000)	-
Write-down of resource properties – Note 6 and Schedule 1	(28,424)	(108,869)
Net loss for the year	$ (1,485,725)	$ (1,703,907)
Basic and diluted loss per share	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	133,483,075	115,582,316

SEE ACCOMPANYING NOTES

#82-2877

GALLERY RESOURCES LIMITED
STATEMENTS OF DEFICIT
for the years ended February 28, 2005 and February 28, 2004

	2005	2004
Deficit at beginning of year	$ (22,085,558)	$ (20,361,651)
Net loss for the year	(1,485,725)	(1,703,907)
Share issue costs	(168,079)	(20,000)
Deficit at end of year	$ (23,739,362)	$ (22,085,558)

SEE ACCOMPANYING NOTES

#82-2871

GALLERY RESOURCES LIMITED
STATEMENTS OF CASH FLOWS
for the years ended February 28, 2005 and February 29, 2004

	2005	2004
Operating Activities		
Net loss for the year	$ (1,485,725)	$ (1,703,907)
Add items not affecting cash:		
Amortization	11,345	37,801
Loss on sale of equipment	30,000	-
Stock-based compensation	261,400	278,000
Wages and benefits paid by the issue of shares	-	650,000
Write-down of resource properties	28,424	108,869
	(1,154,556)	(629,237)
Changes in non-cash working capital items related to operations:		
GST receivable	(47,766)	16,060
Prepaid expenses	134,881	(10,129)
Accounts payable and accrued liabilities	94,987	25,382
	(972,454)	(597,924)
Investing Activities		
Due from related party	16,824	(16,824)
Proceeds on sale of equipment	120,000	-
Purchase of equipment	(1,736)	(153,900)
Resource properties costs	(686,564)	(523,794)
	(551,476)	(694,518)
Financing Activities		
Bank indebtedness	32,009	13,472
Issue of share capital	1,491,921	1,175,000
	1,523,930	1,188,472
Decrease in cash during the year	-	(103,970)
Cash, beginning of the year	-	103,970
Cash, end of the year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 11

SEE ACCOMPANYING NOTES

#82-2877

Schedule 1

GALLERY RESOURCES LIMITED
SCHEDULE OF RESOURCE PROPERTIES
for the year ended February 28, 2005

	Katie Project	Shabogamo Project	Other	Total
Acquisition costs beginning of year	$ 166,144	$ 20,835	$ -	$ 186,979
Cash	21,000	-	-	21,000
Staking costs	-	20,920	-	20,920
Less: (Rebates)	(1,402)	(42,120)	-	(43,522)
Acquisition costs end of year	185,742	(365)	-	185,377
Deferred Expenditures				
Amortization	-	-	8,751	8,751
Assaying	2,037	6,815	3,404	12,256
Drilling	56,819	126,324	-	183,143
Geochemistry	2,297	4,654	-	6,951
Geology	48,730	75,259	2,500	126,489
Geophysics	47,005	233,706	-	280,711
Prospecting	29,569	26,527	16,569	72,665
Less: Government grants	-	-	(2,800)	(2,800)
	186,457	473,285	28,424	688,166
Deferred expenditures at beginning of year	1,569,415	130,804	-	1,700,219
Deferred expenditures written-off	-	-	(28,424)	(28,424)
Deferred expenditures at end of year	1,755,872	604,089	-	2,359,961
Balance, February 28, 2005	$ 1,941,614	$ 603,724	$ -	$ 2,545,338

…/cont'd

SEE ACCOMPANYING NOTES

GALLERY RESOURCES LIMITED
SCHEDULE OF RESOURCE PROPERTIES
for the year ended February 29, 2004

	Katie Project	Shabogamo Project	Other	Total
Acquisition costs beginning of year	$ 137,660	$ 10,835	$ -	$ 148,495
Cash paid	41,284	-	-	41,284
Shares issued	-	10,000	-	10,000
Less: government grants received	(12,800)	-	-	(12,800)
Acquisition costs end of year	166,144	20,835	-	186,979
Deferred Expenditures				
Amortization	-	-	34,585	34,585
Assaying	17,222	-	1,723	18,945
Drilling	179,081	-	36,223	215,304
Geochemistry	5,199	-	-	5,199
Geology	126,486	3,654	-	130,140
Geophysics	83,774	-	-	83,774
Prospecting	25,231	-	36,338	61,569
Less: government grants	(54,206)	-	-	(54,206)
	382,787	3,654	108,869	495,310
Deferred expenditures at beginning of year	1,186,628	127,150	-	1,313,778
Deferred expenditures written-down	-	-	(108,869)	(108,869)
Deferred expenditures at end of year	1,569,415	130,804	-	1,700,219
Balance, February 29, 2004	$ 1,735,459	$ 151,639	$ -	$ 1,887,198

SEE ACCOMPANYING NOTES

GALLERY RESOURCES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
February 28, 2005 and February 29, 2004

Note 1 Nature and Continuance of Operations

The company was incorporated on February 9, 1987 under the provisions of the Alberta Business Corporations Act and is listed on The TSX Venture Exchange (the "TSX"). The company was established to identify, evaluate and develop investments or acquisitions in mineral resource prospects or properties. The company currently has interests in mineral properties located in British Columbia, Newfoundland and Labrador, Canada.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at February 28, 2005, the Company has a working capital deficiency of $201,749 and has accumulated losses of $23,739,362 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due and/or generate profitable operations in the future. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Note 2 Summary of Significant Accounting Policies – (cont'd)

Equipment and Amortization

Equipment is recorded at cost. The company provides for amortization of equipment using the declining balance basis at the following annual rates with no residual values:

Automotive equipment	30%
Computer equipment	30%
Field equipment	20%
Office equipment	20%

These rates are intended to amortize the assets over their estimated useful lives. One-half year's amortization is recorded in the period of acquisition and in the period of disposal.

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Share Issue Costs

The Company charges share issue costs directly to deficit.

#82-2877

Note 2 Summary of Significant Accounting Policies – (cont'd)

Stock-based Compensation

The fair value of all share purchase options granted subsequent to February 28, 2003 is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Basic and Diluted Loss per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

#82-2877

Note 2 Summary of Significant Accounting Policies – (cont'd)

Environmental Expenditures – (cont'd)

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

Government Grants

The Company receives Junior Exploration Assistance funding from the Government of Newfoundland and Labrador for advanced exploration done in the province. Amounts are recorded when received and are applied to reduce the cost of the related capital asset or the expense to which they apply.

Financial Instruments

The carrying value of due from related party, bank indebtedness and accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

Note 3 Change in Accounting Policy

Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. This change has no effect on the current year's operations.

#82-2877

Note 4 Project Deposit

The project deposit represents a term deposit in favour of regulatory authorities held as a site restoration deposit. This deposit will be released to the company on satisfactory reclamation of the property.

Note 5 Equipment

	2005		
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 25,589	$ 24,759	$ 830
Computer equipment	5,794	3,896	1,898
Field equipment	325,417	290,409	35,008
Office equipment	29,991	24,295	5,696
	$ 386,791	$ 343,359	$ 43,432

	2004		
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 25,589	$ 24,402	$ 1,187
Computer equipment	4,058	3,082	976
Field equipment	490,417	296,659	193,758
Office equipment	29,991	22,871	7,120
	$ 550,055	$ 347,014	$ 203,041

#82-2871

Note 6 Resource Properties

Katie Project

On May 30, 2000, the Company entered into an option agreement to acquire a 100% interest in certain mineral claims located in central Newfoundland and Labrador known as the Katie property for consideration of $625,000 cash, a portion of which may be paid by shares, 200,000 shares and $1,200,000 in exploration expenditures over three years. The Company also agreed that other adjacent claims already staked by the Company would be included in the agreement plus the parties agreed that any additional claims staked within a ten kilometre perimeter would also be included. A bonus payment of $1,000,000 is payable upon the drill delineation of a commercial deposit and is due within six months after the completion of a positive feasibility study. The properties are subject to a royalty to be calculated at 3% of net smelter returns. The Company has an option to purchase 2% of the net smelter royalty for $3,000,000. As at February 28, 2005, the Company has paid cash of $10,000, issued 490,000 shares and has completed the exploration requirements. A payment of $500,000, payable in cash or shares by May 31, 2003, has not been paid.

The Company alleges that one of the optionors staked and improperly optioned adjacent claims to another public company that, under the terms of the option agreement, should be included in the Katie project for which the Company was entitled to first right of refusal. Accordingly on May 26, 2003, the Company entered into a standstill agreement regarding the $500,000 payment due on May 30, 2003 until the mineral rights adjudication board determined a ruling on the adjacent properties. The disputed option agreement has been terminated by the other public company and subsequent to February 28, 2005, the Company abandoned the grievance filed with the adjudication board and has filed a statement of claim in the Supreme Court of Newfoundland and Labrador for unspecified damages.

As at February 28, 2005, the standstill agreement has expired and the parties have not reached an agreement regarding the remaining payment. All of the claims are registered in the name of the Company and the Company considers that it has valid rights to them. Accordingly the Company considers that no impairment provision is currently necessary on these property costs, however the resolution of the final payment terms and the legal claim is not determinable at this time.

By an agreement dated April 16, 2001 and amended on June 17, 2003, the Company was granted an option to earn a 100% interest in seventy-five mineral claims in central Newfoundland and Labrador called the LERQ property for consideration of $99,000 cash, 45,000 common shares and exploration expenditures of $320,000 to be incurred over three years ending April 26, 2004. As at February 28, 2005, all the payments and expenditures were met, with the exception of $21,000 cash that was paid subsequent to February 28, 2005.

#82-2877

Note 6 Resource Properties – (cont'd)

Katie Project – (cont'd)

The property is subject to a royalty to be calculated at 3% of net smelter returns. The Company has an option to purchase 2% of the net smelter royalty for $2,000,000.

A further $500,000 is payable as a bonus payment due only upon discovery and delineation of a commercial ore deposit.

Shabogamo Project

On June 21, 2002, the Company entered into a property option agreement with BHP Billiton Diamonds Inc. ("BHPB") which was amended on December 20, 2004 and further amended on March 21, 2005, whereby the Company has the right to earn a 50% interest in two thousand two hundred and fifty mineral claims owned by BHPB and an additional two thousand one hundred and twenty three claims jointly staked in November 2004. Amended consideration payable is $1,000,000 in exploration expenditures and 200,000 common shares as follows:

a) Incur expenditures on the Project Area of not less than an aggregate of $1,000,000 on or before December 21, 2006 as follows:

   i) $150,000 on the original claims on or before December 21, 2003 (incurred);
   ii) $225,000 on the property on or before December 21, 2004(incurred);
   iii) $425,000 on the property on or before December 21, 2005;
   iv) $200,000 on the property on or before December 21, 2006.

b) Issue 200,000 common shares of the Company as follows:

   i) 100,000 common shares upon the completion of the Phase one work Program (issued);
   ii) 100,000 common shares upon incurring aggregate expenditures of $1,000,000 on or before December 21, 2006.

If the Company fails to incur $425,000 on the property on or before December 21, 2005 or fails to incur an aggregate of $1,000,000 on December 21, 2006, the Option will terminate on December 22, 2006.

Upon exercise of the option, the Company and BHPB will be deemed to have entered into a joint venture agreement and BHPB has the option to reacquire an additional 20% interest in the mining claims by incurring all expenditures required to complete a feasibility study on the mining claims.

#82-3877

Note 6 Resource Properties – (cont'd)

Other

The Company has previously purchased or staked additional claims in Newfoundland and Labrador. The Company has approximately twenty-three hundred and two claims located in the Voisey Bay area consisting of the Okak Bay claims, Cabot Lake claims and Harp Lake claims. A portion of these claims is subject to net smelter return royalties ranging from 1.5% to 2%. The Company has been granted an irrevocable option to acquire all of the 1.5% royalty for a purchase price of $1,000,000 for each one-third of the royalty held by the vendor on each mineral block claim. The Cabot Lake claims are subject to payments of $3,000,000 upon the discovery of a commercial ore deposit.

As at February 28, 2005, the Company holds mineral claims located in the Cariboo Mining Division in the Province of British Columbia.

While the Company continues to maintain its interest in the other properties, management has decided to allocate its current exploration program to the Katie and Shabogamo projects and accordingly current expenditures on these properties are being written off as incurred.

Note 7 Related Party Transactions

During the years ended February 28, 2005 and February 29, 2004 the Company incurred the following costs charged by directors and officers of the Company and companies controlled by directors of the Company. The Company also reimbursed a director for advertising and promotion, and automotive and travel expenses incurred on behalf of the Company. The particulars of these transactions are as follows:

	2005	2004
Advertising and promotion	$ 58,888	$ 55,782
Automotive and travel	81,556	32,845
Office and miscellaneous	44,604	29,036
Professional fees	12,592	32,341
Wages and benefits	527,000	795,763
	$ 724,640	$ 945,767

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Due from related party of $ Nil (2004: $16,824) is due from an officer of the Company and is non-interest bearing, unsecured and has no specific terms of repayment.

#82-2877

Note 7 Related Party Transactions – (cont'd)

At February 28, 2005, accounts payable and accrued liabilities include $47,840 (2004: $23,520) due to directors of the Company and companies controlled by directors of the Company.

During the year ended February 28, 2005 certain directors and officers of the Company purchased 2,700,000 (2004: 2,200,000) common shares for total proceeds of $216,000 (2004: $220,000) pursuant to private placements.

Note 8 Share Capital – Note 12

a) Authorized:

Unlimited number of common voting shares

b) Issued and outstanding common shares:

	Number of Shares	Amount
Balance as at February 28, 2003	104,395,403	$ 22,049,083
Issued for cash on private placements	11,345,000	1,201,400
Issued for services rendered	6,450,000	650,000
Pursuant to a resource property option agreement	100,000	10,000
Issued as finders fee	200,000	20,000
Balance as at February 29, 2004	122,490,403	23,930,483
Issued for cash on private placements	22,335,714	1,644,000
Issued as finders fee	200,000	16,000
Balance as at February 28, 2005	145,026,117	$ 25,590,483

c) Commitments:

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant and unless otherwise noted vest when granted.

#82-2871

Note 8 Share Capital – Note 12 – (cont'd)

c) Commitments – (cont'd)

Stock-based Compensation Plan – (cont'd)

A summary of the stock option plan is presented below:

	Years ended February 28, 2005		February 28, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	12,240,000	$0.11	9,340,000	$0.11
Repriced	(2,540,000)	($0.15)	-	-
	2,540,000	$0.10	-	-
Exercised	-	-	(1,500,000)	($0.10)
Expired	(2,140,000)	($0.10)	-	-
Granted	4,800,000	$0.10	4,400,000	$0.10
Options outstanding and exercisable at end of the year	14,900,000	$0.10	12,240,000	$0.11

At February 28, 2005, the Company has share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
1,000,000	$0.10	March 7, 2007
400,000	$0.10	June 20, 2007
100,000	$0.10	July 30, 2007
2,400,000	$0.10	August 27, 2007
1,800,000	$0.10	January 13, 2008
200,000	$0.10	March 18, 2008
1,300,000	$0.10	April 3, 2008
2,900,000	$0.10	October 10, 2008
2,200,000	$0.10	October 1, 2009
2,600,000	$0.10	February 21, 2010
14,900,000		

#82-2877

Note 8 Share Capital – Note 12 – (cont'd)

c) Commitments – (cont'd)

Stock-based Compensation Plan – (cont'd)

The weighted average fair value of share purchase options granted was as follows:

	2005	2004
Weighted average fair value	$ 0.04	$ 0.06
Total options granted and repriced	7,340,000	4,400,000
Total fair value of options granted and repriced	$ 261,400	$ 278,000

The fair value was determined using the Black-Scholes model with the following assumptions:

	2005	2004
Risk free rate	2.35 to 3.94%	3.21%
Dividend yield	0%	0%
Expected volatility	41.4 to 48.8%	89.2%
Expected stock option life	0.5 to 5 yrs	5 yrs

Contributed surplus is as follows:

	2005	2004
Balance, beginning of the year	$ 278,000	$ -
Stock-based compensation	261,400	278,000
Balance, end of the year	$ 539,400	$ 278,000

Note 8 Share Capital – Note 12 – (cont'd)

c) Commitments – (cont'd)

Share Purchase Warrants

At February 28, 2005, the following share purchase warrants were outstanding. Each warrant entitles the holder the right to purchase one common share for each warrant held:

Number	Exercise Price	Expiry Date
1,220,000	$0.20	*March 3, 2005
2,125,000	$0.20	*May 1, 2005
8,000,000	$0.15	October 10, 2005
7,700,000	$0.10 / $0.12	August 5, 2005/2006
14,142,857	$0.12 / $014	September 17, 2005/2006
1,571,428	$0.12 / $0.14	October 10, 2005/2006
350,000	$0.10 / $0.12	October 22, 2005/2006
35,109,285		

* Subsequent to February 28, 2005, these share purchase warrants expired unexercised.

Restricted share plan

A restricted share plan has been established which provides for the issuance of a share bonus equal to 5% of the issued and outstanding common shares to a director upon discovery of an economically and commercially viable mineral resource deposit on any of the resource properties (Note 6) owned by the company.

Flow-Through Shares

During the year ended February 28, 2005, the Company issued 16,135,714 flow-through shares for proceeds of $1,146,150. The Company is committed to spending the flow-through share proceeds on exploration and development activities and to renouncing the $1,146,150 of eligible Canadian Exploration Expenditures to the flow-through shareholders by December 31, 2006. The amount will not be available to the Company for future deduction from taxable income. As at February 28, 2005, the Company had spent $383,222 on eligible expenditures.

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Note 9 Income Taxes

The Company has available resource deductions of approximately $8,510,000 and non-capital losses of approximately $6,148,727, which may be carried forward to reduce taxable income in future years. The non-capital losses expire as follows:

Year	Amount
2006	$ 746,901
2007	577,694
2008	902,171
2009	682,791
2010	930,850
2011	1,210,744
2015	1,097,576
	$ 6,148,727

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004
Future income tax assets		
Net tax losses carried forward	$ 2,272,570	$ 2,044,923
Exploration and development expenses	2,204,807	2,194,302
	4,477,377	4,239,225
Valuation allowance for future income tax assets	(4,477,377)	(4,239,225)
Future income tax assets, net	$ -	$ -

A full valuation allowance has been applied because management considers it more likely than not that the losses will not be utilized during the loss carryforward period.

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Note 10 Commitments

The Company has entered into a lease agreement expiring July 31, 2006 for its office premises. Future minimum annual lease payments are as follows:

	Amount
2006	$ 24,600
2007	10,300
	$ 34,900

During the year the Company entered into a management agreement with a director who is the Chief Executive Office/President of the Company. The minimum annual salary payable is as follows:

	Amount
2006	$ 250,000
2007	$ 260,000
2008	$ 270,000
2009	$ 280,000

Note 11 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions were excluded from the statement of cash flows:

During the year ended February 28, 2005:

a) Pursuant to a private placement the Company issued 200,000 common shares for a finders fee valued at $16,000.

During the year ended February 29, 2004,

a) The Company issued 100,000 common shares pursuant to a property option agreement valued at $10,000.

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Note 11 Non-cash Transactions – (cont'd)

b) Pursuant to a private placement the Company issued 200,000 common shares for a finders fee valued at $20,000.

c) The Company issued 6,450,000 common shares for wages paid to the president of the Company and a person related to the president totalling $650,000.

Note 12 Subsequent Events

Subsequent to February 28, 2005:

a) The Company completed a private placement of 2,500,000 common shares at $0.07 per share with 2,500,000 share purchase warrants attached. Each warrant will entitle the holder to purchase one common share at $0.10 per share for a two year period.

b) The Company completed a private placement of 9,930,000 common shares at $0.07 per share with 9,930,000 share purchase warrants attached. Each warrant will entitle the holder to purchase one common share at $0.10 per share for an eighteen month period. The Company will pay a finders fee of $17,150 cash, 345,000 share purchase warrants and 100,000 common shares. Certain directors of the Company participated in the private placement and purchased 1,600,000 common shares for total proceeds of $112,000.

c) The Company is proposing a private placement of up to 15,000,000 units at $0.06 per unit. Each unit will consist of one common share or flow-through common share and a warrant to purchase an additional common share at $0.10 per share for a period of eighteen month period from the close of the private placement. The completion of the private placement is subject to TSX approval.

d) The Company sold a significant portion of its field equipment for net proceeds of US$65,000.

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Outstanding Share Data

Common shares (basic)	157,456,117
Options and Warrants	59,039,825
Common shares (fully-diluted)	216,495,942

Deferred Exploration Expenditures and Acquisition Costs

	Shabogamo Project	Katie Project
Acquisition costs beginning of year	$20,835	$166,144
Cash		$21,000
Staking costs	$20,920	-
Less: Rebates	($42,120)	($1,402)
Acquisition costs end of year	($365)	$185,742
Deferred Expenditures		
Amortization	-	-
Assaying	$6,815	$2,037
Drilling	$126,324	$56,819
Geochemistry	$4,654	$2,297
Geology	$75,259	$48,730
Geophysics	$233,706	$47,005
Prospecting	$26,527	$29,569
	$473,285	$186,457
Deferred expenditures at beginning of year	$130,804	$1,569,415
Deferred expenditures at end of year	$604,089	$1,755,872
Balance, February 28, 2005	**$603,724**	**$1,941,614**

Subsequent Events

The Company completed a non-brokered private placement of 12,430,000 units at $0.07 per unit for gross proceeds of $870,100. Each unit has one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share for a period of eighteen months.

The Company announced a proposed non-brokered private placement of up to 15,000,000 units of the Corporation at a price of $0.06 per unit, for proceeds of up to $900,000. Each unit will consist of one common share or flow-through common share and a warrant to purchase an additional common share at an exercise price of $0.10 per share for a period of eighteen months from closing of the private placement.

#82-2877

GALLERY RESOURCES LIMITED

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
TWELVE MONTHS PERIOD ENDED FEBRUARY 28, 2005

The following discussion and analysis, prepared as of July 12, 2005, should be read together with the audited financial statements for the year ended February 28, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended February 29, 2004 and February 28, 2003, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Gallery Resources Limited (the "Company") was incorporated on February 9, 1987 pursuant to the Alberta Business Corporations Act and is listed on the TSX Venture Exchange (the "TSX") trading under the symbol GYR.

Additional information related to the Company is available on its website at www.gallery-gold.com and on SEDAR at www.sedar.com.

Description of Business

The Company is engaged in the exploration and development of resource properties located in Newfoundland and Labrador, Canada. The Company has two projects, Katie and Shabogamo, located in the Newfoundland and Labrador regions. These projects are in the exploration stage.

Performance Summary

The Company completed a non-brokered private placement of 8,050,000 units at $0.08 per unit for gross proceeds of $644,000. Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share in the first year and at $0.12 per share in the second year.

The Company completed a non-brokered private placement with the Mineralfields Group of Toronto, Ontario of 14,285,714 units of the Company at a price of $0.07 per unit, for proceeds of $1,000,000. Each unit consisted of one flow-through common share and one common share purchase warrant of the Company. Each warrant is exercisable into one additional common share of the Company at an exercise price of $0.12 per share in the first year and at a price of $0.14 per share in the second year.

The Company announced assay results from the preliminary drilling program completed on the Shabogamo Project, confirming the discovery of a Nickel-Copper-Cobalt (Ni-Cu-Co) mineralized, magmatic sulphide zone.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Total revenues	$ 66	$ 587	$ 198
Net loss before extraordinary items	1,427,367	1,595,625	1,282,982
Net loss	1,485,725	1,703,907	8,026,869

Basic and diluted loss per share	0.01	0.01	0.08
Total assets	2,780,067	2,385,475	1,937,528
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The Company earns interest revenue from cash held in banks. During the 2005 fiscal year, the Company wrote-off $28,424 in resource property costs with $108,869 in costs written off during the 2004 fiscal year end. The write-down taken in fiscal 2005 and 2004 was a decision by management to concentrate the Company's resources on the Katie and Shabogamo Projects. As a result, the carrying value of resource properties and deferred costs exploration costs related to other properties were written-down. Current expenditures on other properties will be written off as incurred. This is the most significant change during the three- year comparative period.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a loss of $1,485,725 (2004 – a loss of $1,703,907) during the year. Some of the significant expenses are as follows: paid or accrued $120,825 (2004-$92,376) in advertising and promotion, $85,760 (2004-$37,285) in automotive and travel, $163,257 (2004-$164,082) in office and miscellaneous, $64,768 (2004-$80,806 in professional fees, $261,400 (2004-$278,000) in stock-based compensation and $728,763 (2004-$939,860) in wages and benefits.

Advertising and Promotion increased by 31% during the year. During the year the Company attended mining conventions in Toronto, Las Vegas, San Francisco, New York and Vancouver. Attendance at these conventions provides the Company with the opportunity to present its mineral projects to retail and institutional investors. Mining conventions also provide the Company with an opportunity to identify new resource properties for evaluation and acquisition.

Automotive and Travel increased by 130% during the year. The increase is primarily related to the expense of traveling to the mining conventions discussed above.

Wages and benefits decreased by 22% during the year. This decrease is primarily related to a reduction in the amount of expenses reimbursed which are included in "Wages and Benefits". The expenses that were reimbursed were incurred by the Company's CEO, Mr. Bruce Costerd, during the year. The nature of the expenses relate to ensuring that the Company has adequate capital for its exploration programs and administration at all times during the year.

Material Resource Properties

Shabogamo Project

On June 28, 2002 the Company signed a Property Option Agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to acquire a 50% interest in 2,185 mining claims covering 137,110 acres known as the Shabogamo project in Western Labrador (the "Shabogamo Project"). Under the terms of the Option Agreement the Company is required to issue 200,000 shares to BHP Billiton, of which 100,000 shares have been issued, and is required to incur expenditures of $1,000,000 over a period of 54 months. Regulatory approval of this acquisition was obtained from the TSX Venture Exchange during the 2003 fiscal year.

In November 2004, BHP Billiton staked an additional 2113 new claims to strategically cover previously un-staked sections of the Shabogamo Gabbro Intrusion. These new claims form part of the property subject to the Option Agreement and bring the total number of BHP Billiton claims in the area to an aggregate 4,245 covering 266,375 acres along a 90 km (55 mile) section of the intrusion, making it the largest mineral property in Newfoundland and Labrador.

On December 20, 2004 the Company signed a Restated Property Option Agreement (the "Restated Agreement") with BHP Billiton. The Restated Agreement grants the Company, the sole and exclusive right and option to acquire a fifty percent (50%) interest in and to the original claims, the news claims and any after acquired properties. The Option shall be exercisable by the Company by incurring expenditures on the project area of not less than an aggregate $1,000,000 as follows: (i) $150,000 on the original claims on or before December 21, 2003; (ii) an additional $225,000 on the property on or before December 21, 2004; (iii) an additional $300,000 on the property on or before December 21, 2005; and (iv) an additional $325,000 on the property on or before December 21, 2006.

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A report on the Shabogamo Project dated February 17, 2005 was prepared in accordance with NI 43-101 by the Company's qualified person, Dr. Derek Wilton, Ph.D., P.Geo.

On March 21, 2005 the Company signed the first amendment (the "First Amendment") to the Restated Agreement. The First Amendment requires the Company to (i) incur an additional $425,000 on the property on or before December 21, 2005, such expenditures to include but not be limited to an aggregate $175,000 in expenditures on airborne geophysical surveys or diamond drilling; and (ii) an additional $200,000 on the property on or before December 21, 2006.

Exploration Results

A fixed wing, ElectroMagnetic airborne survey completed in July 2002 by Joint Venture Partners Gallery Resources Limited and BHP Billiton on the Shabogamo Joint Venture Project in western Labrador detected over 50 EM anomalies on approximately 2500 kms of survey lines over this property.

Analysis and interpretation of the results by both the BHP Billiton geophysics staff and independent geophysics consultant, Steve Balch identified 12 of these EM anomalies to display corresponding electrical conductivity and magnetic responses typically associated with nickel-copper enriched sulphide mineralization.

Further discrimination and interpretation of the 12 anomalies resulted in prioritizing 6 of these anomalies of being highly prospective and worthy of drill testing. The JV Partners agreed to complete a second phase of airborne surveying using the latest EM technology with the objective of improving the definition of the 6 priority anomalies ranked as being highly prospective drill targets.

The AeroTEM II survey flown over the Shabogamo Joint Venture Project in July 2004, resolved numerous electro-magnetic conductors, five (5) of which were selected for initial drill follow-up due to their coincidence with magnetic anomalies.

An additional four (4) conductors are ranked as priority drill targets due to their coincidence with magnetic anomalies. All of these conductors are till covered and the host-rock is unknown (there are extensive conductive sedimentary units and iron-formation in the vicinity of the Shabogamo Gabbro).

Of the five (5) conductors prioritized for drilling, 3 are located in the Evening Lake area (including the top ranked drill target). The detection of high conductance conductors in the Evening Lake area is particularly significant because this is where the initial discovery of nickel-copper-cobalt sulphide mineralization was made in surface boulders. It was these boulders that initiated the project and attracted BHP Billiton to the Shabogamo area in 2000. The boulder mineralization is hosted in favorable olivine bearing gabbro rocks, a rock-type also associated with the Voisey's Bay Deposits in eastern Labrador.

On November 26, 2004 the Company announced the assay results from the preliminary drilling program completed on the Shabogamo Project, confirming the discovery of a Nickel-Copper-Cobalt (Ni-Cu-Co) mineralized, magmatic sulphide zone.

All 41 core samples from the 8.25 to 8.90 metre (27 to 29 ft) thick zone intersected in the 4 holes drilled across a 108 metre (354 ft) section of the priority target ELG001 W zone contain enrichments in all 3 metals. Throughout the zone Ni is enriched relative to Cu and Co; for example in Hole E1W from 71.4 metres there is an 8.5 metre (28 ft) section grading 0.16% Ni, 0.12% Cu and 0.022% Co.

The assays highlight a core interval in each hole between 2.5 to 4.6 metres (8 to 15 ft) thick with enrichments up to 0.33% Ni, 0.26% Cu and 0.043% Co and include 3.6 metres (12 ft) @ 0.23% Ni (Hole E1W) and 4.6 metres (15 ft) @ 0.15% Ni (Hole E1W3).

These assay results further confirm this is a discovery of a magmatic sulphide mineralized system first recognized in Hole E1W from the characteristic, net textured, pyrrhotite-chalcopyrite sulphide minerals and their concentration at the base of the Shabogamo Gabbro Intrusion, next to the contact with the underlying sedimentary rocks. Also of significance is the 4 holes were drilled to test ELG001 W, comprising the west end of a 1,500 metre (4920 ft) long airborne anomaly which also contains a second, untested priority target ELG001 E at the east end.

2005 Exploration Program

Drilling has commenced on the Shabogamo Project. The 1,089 metre drilling program will test five (5) priority targets along a 35 kilometre section of the Shabogamo Gabbro, host to the Ni-Cu-Co mineralization discovered last fall.

All 5 targets, 3 at Evening Lake and 2 at SnowWay, 35 kilometres east, are zones of highly conductive, Electromagnetic (EM) responses similar to the EM responses recorded over the Ni-Cu-Co mineralized zone intersected 40 – 60 metres below surface at priority target ELG001 W last November. One (1) deep hole will also test ELG001 W for deeper mineralization to a depth of 300 metres (1,000 feet). The Shabogamo Gabbro consists of multiple sills, or sheets, which overly each other and therefore there is potential for intersecting a deeper mineralized sill lying below the shallow, near surface, mineralization. (The model for this type of Ni-Cu-Co orthomagmatic, net textured mineralization at ELG001 W shows that deposits can be stacked at different levels).

Two (2) of the targets being drilled at Evening Lake are respectively located 1,500 metres (4,920 feet) and 7,000 metres (4.35 miles) east of ELG001 W and along the strike of the mineralized zone indicated by the EM responses recorded during 2 separate airborne surveys in 2002 and 2004. The surface mapping and EM responses indicate the gabbro sills stretch up to several 10's of kilometres, trending east-west through the 100 kilometre long Shabogamo Property.

Further indication of the potential for this emerging Ni-Cu-Co exploration district are the preliminary results of the recently completed airborne EM survey which indicates new targets of active EM responses. Interpretations of the survey results being completed by the contractor, Aeroquest Limited, are expected to be finalized and delivered to the Company around mid July. The Company advises the summer drilling program includes contingencies to drill any new, high priority targets identified during the latest airborne surveying.

Katie Property

The Katie Property consists of 943 full size mining claims covering a total area of 47,150 acres (1,909 hectares) in central Newfoundland. The Company acquired an option to acquire a 100% interest in the property by making staged option payments in cash or shares of $625,000 and issuing 200,000 shares. The vendors retain a 3% net smelter return, 2% of which the Company can purchase for $3,000,000.

A report on the Katie Property dated April 29, 2004 was prepared in accordance with NI 43-101 by the Company's qualified person, Derek Wilton.

Exploration Results

Since May 2000, surface and diamond drilling programs (74 holes completed to date) on the Katie Project has identified widespread Volcanogenic Massive Sulphide(VMS), base metals (zinc, lead, copper) and precious metals (gold, silver), epithermal mineralization (gold) and alteration, and mesothermal, quartz vein, precious metals (gold, silver) and base metals (zinc) mineralization throughout this property.

The property stretches 27 kms in the south portion of the acclaimed Botwood Basin of central Newfoundland, regarded as one of the most prospective areas in Canada for gold exploration. Surface and drill programs completed to date along a 16 km stretch of the property has consistently encountered anomalous to economically significant concentrations of both base and precious metals.

In 2003 a compilation of these results suggest the presence of a major mineralized, structural zone or belt through the property labeled the Burnt Hill Mineral Belt.

Diamond drilling at 2 sites (Mystery Pond & Huxter Pond) in the north half of the property completed in September 2003 (Mystery Pond) and May 2004 (Mystery Pond and Huxter Pond) encountered new evidence of the mineralized zone/belt.

Five (5) holes aggregating a total of 650 metres just completed at these 2 sites has encountered quartz veining and silicification, chlorite, epidote and carbonate alteration, arsenopyrite and pyrite sulphide mineralization as disseminations and bands ranging up to 10% concentrations over significant thickness up to several metres. These alteration and mineralizing systems are typical of gold enriched environments which has already been encountered on surface at Mystery Pond in the vicinity of the drill holes completed and also is reported in other areas adjacent to the Katie Property referencing published information disclosed in various press releases by other mining companies.

3 holes were recently drilled at Mystery Pond and 2 at Huxter Pond, 8 kms north, to test new targets outlined as Induced Polarization (IP) chargeability anomalies detected during a spring, 2004 survey.

At Mystery Pond, holes MP-8 to MP-10 intersected an intense silica (quartz) altered, quartz porphyry intrusion containing widespread arsenopyrite and pyrite sulphide mineralization. The mineralized zone was intersected at bedrock surface below 5 metres of overburden over a width of 75 metres and to a vertical depth of 50 metres. (The IP responses accurately showed the zone to extend to this vertical depth of 50 metres). Sulphide concentrations vary from less than 1% up to 4-5% and the disseminated and stringer mineralization explains the high chargeability responses defining the IP anomaly.

The 3 holes were planned to carry out initial testing of the IP anomaly and all show there are gold enrichments throughout the sulphide zone. 30% of the samples (17 of 58) contain gold with best assays of 369 ppb (0.37 g/t) and 250 ppb (0.25 g/t) over 0.3 and 0.5 metres respectively. (A comparable percentage of the surface samples from the Mystery Pond area also yielded gold).

The sulphide mineralized, intensely silicified drill core also resembles the surface boulders located in this area which contain higher gold values such as the 2.0, 3.07, 16.7 and many other values between 0.5 and 1.0 g/t obtained during the 2002 and 2003 surface sampling. This is the first drill intersection of the surface style of alteration and mineralization and therefore these latest drill results, although not sourcing the higher grade gold, does indicate the surface mineralization may originate in the immediate area. The IP responses, which accurately measured the depth of the zone, also show the zone is up to 200 metres wide and open along strike for 350 metres from the new drilling.

Upon completion of the Mystery Pond drilling, the drill was moved 8 kms north to test a second IP anomaly outlining a new drill target at Huxter Pond. The first hole, HP-1, also encountered widespread arsenopyrite and pyrite from bedrock surface (below 3.5 metres of overburden) down to a core depth of 194 metres (180 metres vertical depth). The 180 metre section is a thick sequence of interbedded, intensely altered volcanic and sedimentary rocks. The volcanic rocks comprising more than 50% of the sequence, is a silica, sericite, chlorite, carbonate and epidote altered, arsenopyrite – pyrite mineralized quartz eye tuff displaying quartz vein stockwork.

19 samples were selected to test for gold in the altered tuff at random intervals down to the bottom of the sequence at 180 metres. 14 of the samples yielded notable gold enrichments with best values of 0.47 g/t over 0.7 m and 0.37 g/t over 2.84 m (includes 0.72 g/t over 1.0 m). Samples from the sedimentary rocks did not yield gold providing further evidence of the quartz eye tuff being preferentially mineralized. A 6 m zone of heavily disseminated to massive, 30 cm bands of pyrite mineralization marked the lower contact of the quartz eye tuff with an underlying, black argillite (silicified sedimentary rock). Although this overall semi-massive section is not mineralized in gold or base metals (e.g. copper), it represents the first significant report of a thick sulphide section in this area and contacting with the tuff provides a good target for geophysics follow up.

#82-28??

Summary of Quarterly Results

	Three Month Period Ended			
	February 28, 2005	November 30, 2004	August 31, 2004	May 31, 2004
Total assets	$2,780,067	$2,782,521	$2,586,774	$2,473,962
Mineral properties and deferred costs	2,545,338	2,421,293	2,168,988	2,023,381
Working capital	(201,749)	223,430	75,076	(296,238)
Revenues	0	35	1	30
Net Loss	277,481	611,286	407,199	189,759

	Three Month Period Ended			
	February 29, 2004	November 30, 2003	August 31, 2003	May 31, 2003
Total assets	$ 2,385,475	$ 2,472,001	$ 2,297,460	$ 2,255,124
Mineral properties and deferred costs	1,887,198	1,929,074	1,740,530	1,654,619
Working capital	29,186	86,819	78,763	300,899
Revenues	268	52	2	265
Net Loss	192,901	625,387	244,811	640,808

Significant changes in key financial data from 2005 to 2004 can be attributed to a decrease in the write-down of certain mineral properties and an increase in deferred exploration costs. This is reflected in an increase in total assets and mineral property and deferred costs.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	February 28, 2005	February 29, 2004
Working capital	$ (201,749)	$ 29,186
Deficit	(23,739,362)	(22,085,558)

Net cash used in operating activities for the year consists primarily of the operating loss and a change in non-cash working capital.

Net cash used for operating activities for the year ended February 28, 2005 was $1,154,556 compared to net cash used for operating activities of $629,237 during the year ended February 29, 2004. During the current period, $331,169 was incurred in non-cash expenses, while $424,670 was incurred in non-cash expenses during the previous fiscal year. In 2005, the non-cash expenses consisted of amortization, stock-based compensation expense, a loss on sale of equipment and a write-down of resource properties. During 2004, the non-cash expenses were amortization, stock-based compensation, wages and benefits paid by the issue of shares and a write-down of resource properties.

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Net cash used in investing activities was $551,476, compared to $694,518 from the previous period. During the current period, the Company spent $686,564 on its resource properties compared with $523,794 from the 2004 fiscal year end.

Financing activities provided cash of $1,523,930 during the year ending February 28, 2005, compared to $1,188,472 for the year ending February 29, 2004. The source of the cash was from two private placements completed during the year and bank indebtedness.

Capital Resources

The Company completed two private placements during the year:

1. The Company completed a non-brokered private placement of 8,050,000 units at $0.08 per unit for gross proceeds of $644,000. Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share in the first year and at $0.12 per share in the second year.

2. The Company completed a non-brokered private placement with the Mineralfields Group of Toronto, Ontario of 14,285,714 units of the Company at a price of $0.07 per unit, for proceeds of $1,000,000. Each unit consisted of one flow-through common share and one common share purchase warrant of the Company. Each warrant is exercisable into one additional common share of the Company at an exercise price of $0.12 per share in the first year and at a price of $0.14 per share in the second year.

The Company has sufficient funds to meet its property maintenance payments for 2005 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Newfoundland and Labrador, Canada.

Commitments

Shabogamo Project

On March 21, 2005 the Company signed the first amendment (the "First Amendment") to the Restated Agreement. The First Amendment requires the Company to (i) incur an additional $425,000 on the property on or before December 21, 2005, such expenditures to include but not be limited to an aggregate $175,000 in expenditures on airborne geophysical surveys or diamond drilling; and (ii) an additional $200,000 on the property on or before December 21, 2006.

Flow-Through Shares

During the year ended February 28, 2005, the Company issued 16,135,714 flow-through shares for proceeds of $1,146,150. The Company is committed to spending the flow-through share proceeds on exploration and development activities and to renouncing the $1,146,150 of eligible Canadian Exploration Expenditures to the flow-through shareholders by December 31, 2006. The amount will not be available to the Company for future deduction from taxable income. As at February 28, 2005, the Company had spent $383,222 on eligible expenditures.

Related Party Transactions

The Company entered into the following transactions with related parties:

During the years ended February 28, 2005 and February 29, 2004 the Company incurred the following costs charged by directors and officers of the Company and companies controlled by directors of the Company. The Company also reimbursed a director for advertising and promotion, and automotive and travel expenses incurred on behalf of the Company. The particulars of these transactions are as follows:

		2005		2004
Advertising and promotion (a)	$	58,888	$	55,782
Automotive and travel (b)		81,556		32,845
Office and miscellaneous (c)		44,604		29,036
Professional fees (d)		12,592		32,341
Wages and benefits (e)		527,000		795,763
	$	724,640	$	945,767

a) Paid or accrued $58,888 (2004 - $55,782) to Bruce Costerd for reimbursement of expenses.
b) Paid or accrued $81,556 (2004 - $32,845) to Bruce Costerd for reimbursement of expenses.
c) Paid or accrued $14,842 (2004 - $14,325) to a PubCo Services Inc. for consulting fees and $29,762 (2004 - $14,711) to Bruce Costerd for reimbursement of office expenses.
d) Paid or accrued $8,000 (2004 - $13,370) to Cawley & Associates for accounting fees, $4,592 (2004 - $18,971) to Davis and Company for legal fees.
e) Paid or accrued $240,000 (2004 - $120,000) to Bruce Costerd pursuant to a Management Agreement, $287,000 (2004 - $260,000) to Bruce Costerd for reimbursement of expenses.

Expenses reimbursed to Bruce Costerd are included in "Wages and Benefits". The nature of the expenses relate to ensuring that the Company has adequate capital for its exploration programs and administration at all times during the year.

Mr. Bruce Costerd is the President and CEO of the Company.

PubCo Services Inc. is a company owned by Richard Haderer, a director and officer of the Company. PubCo Services Inc. provides consulting services to the Company in the area of securities regulation.

Cawley & Associates is an accounting firm of which Brian Cawley, a director of the Company, is a partner.

Davis & Co. is a law firm of which Dale Pope, a director of the Company, is a partner.

At February 29, 2005, accounts payable and accrued liabilities include $47,840 (2004 - $23,520) due to companies controlled by directors of the Company.

During the year ended February 28, 2005 certain directors and officers of the Company purchased 2,700,000 (2004: 2,200,000) common shares for total proceeds of $216,000 (2004: $220,000) pursuant to private placements.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The carrying value of cash, amounts receivable, due from related party, bank indebtedness and accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.